APRIA HEALTHCARE GROUP INC.

26220 Enterprise Court

Lake Forest, CA 92630

June 14, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Tia L. Jenkins

Office of Beverages, Apparel, and Mining

Re:	Apria Healthcare Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 333-168159

Dear Ms. Jenkins:

Apria Healthcare Group Inc. (the “Company”), hereby submits this letter in response to the written comments set forth in the comment letter dated June 12, 2012 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Company’s above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2011. To assist your review, we have retyped the text of the Staff’s comments in italics below, with the Company’s response set forth immediately below the Staff’s comments.

Financial Statements

Note 16 – Financial Guarantees, page 83

1. Please clarify whether the guarantees for the Series A-1 and A-2 Notes are joint and several. If so, please state this fact in future filings. If not, please tell us how you comply with Rule 3-10(f) of Regulation S-X.

In response to the Staff’s comments, the Company respectfully advises the Staff that the guarantees for the Company’s Series A-1 Notes and Series A-2 Notes are joint and several. The Company will reflect that fact in its future filings with the Commission.

*        *        *        *

On behalf of the Company, this will acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments or desire additional information, please contact the undersigned at (949) 639-4990 or Bob Holcombe, the Company’s General Counsel, at (949) 639-4422.

Very truly yours,

/s/ Chris A. Karkenny
Chris A. Karkenny
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission

Melissa N. Rocha

Joanna Lam

Apria Healthcare Group Inc.

Robert S. Holcombe

Pete Reynolds

Simpson Thacher & Bartlett LLP

Igor Fert

Deloitte & Touche LLP

Keith Donnermeyer

Khurram Siddiqui

Rosalba Procopio